Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

The following communications were made available by posts on LinkedIn and Facebook:

LinkedIn Post:

Kindred Healthcare From Forbes: Want to Know Where Senior Care Is Headed? Keep An Eye On Kindred Healthcare https://trks.it/b8af8 Important information about the proposed transaction: https://trks.it/21c51

Facebook Post:

From Forbes: Want to Know Where Senior Care Is Headed? Keep An Eye On Kindred Healthcare trks.it/8095d Important information about the proposed transaction: trks.it/21c51

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the Company’s proposed business combination transaction with Gentiva (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding the Company’s (and the Company and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this press release concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of the Company (and the combined businesses of the Company and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of the Company based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from the Company’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s actual results, performance or plans with respect to Gentiva, to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed transaction with Gentiva include, but are not limited to, uncertainty as to whether the Company will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on the Company’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory, licensure or other approvals and financing required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with the Company’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

In addition to the factors set forth above, other factors that may affect the Company’s plans, results or stock price are set forth in the Company’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond the Company’s control. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Subject to future developments, Kindred may file a registration statement and/or tender offer documents with the SEC in connection with a possible business combination transaction with Gentiva. Kindred and Gentiva shareholders should read those filings, and any other filings made by Kindred with the SEC in connection with a possible business combination, if any, as they will contain important information. Those documents, if and when filed, as well as Kindred other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kindred’s website at www.kindredhealthcare.com.